Xerium Technologies, Inc. 14101 Capital Boulevard Youngsville, NC 27596 Tel: 919-526-1400 Fax: 919-526-1430

November 22, 2017

VIA EDGAR SUBMISSION

Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Xerium Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-32498

Dear Ms. Thompson:

Xerium Technologies, Inc. (referred to as the “Company”, “we”, “our” or “us”) hereby submits this letter in response to your letter dated November 16, 2017 regarding the above-referenced filing with the Securities and Exchange Commission (the “Commission”). This response letter includes your comment from your letter in bold type with our response set forth immediately below.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 15. Exhibits, Financial Statement Schedules

13. Supplemental Guarantor Financial Information, page 84

1.
We have read your response to comment 5. Please revise your disclosure to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. Please note that “wholly-owned” per Article 1-02(aa) of Regulation S-X has a different meaning than 100% owned per Article 3-10(h)(1) of Regulation S-X.

Company Response:

We respectfully advise you that the Guarantors (as defined in Note 13 on page 84 of the above-referenced Form 10-K) are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X. In future filings in which financial statements are required pursuant to Regulation S-X, we will revise the disclosure under the supplemental guarantor financial information note to reflect the foregoing as follows (additions underlined; deletions ~~crossed-through~~):

“On August 9, 2016, the Company closed on the sale of its Notes. The Notes are secured obligations of Xerium Technologies, Inc. (referred to as “Parent” for the purpose of this note only) and are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by all of the domestic 100% ~~wholly~~ owned subsidiaries~~, whether directly or indirectly,~~ of the Parent (the “Guarantors”).  In accordance with Rule 3-10 of Regulation S-X promulgated under the Securities Act of 1933, as amended, the following condensed consolidating financial statements present the financial position, results of operations and cash flows of the Parent on a stand-alone parent-only basis, the Guarantors on a Guarantors-only basis, the combined non-Guarantor subsidiaries and elimination entries necessary to arrive at the information for the Parent, the Guarantors and non-Guarantor subsidiaries on a consolidated basis.”

If we may be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 526-1403.

Sincerely,

/s/ Clifford E. Pietrafitta

Clifford E. Pietrafitta
Executive Vice President and
Chief Financial Officer

cc: Mark Staton, President and Chief Executive Officer